                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549

                                -------------

                                SCHEDULE 13G


           INFORMATION STATEMENT PURSUANT TO RULE 13D-1 AND 13D-2
                  UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              (Amendment No. 1)


                           PC SERVICE SOURCE, INC.
                              (Name of Issuer)


                        COMMON STOCK, PAR VALUE $0.01
                       (Title of Class of Securities)


                                 693258-10-5
                               (CUSIP Number)

                                -------------


         Check the following box if a fee is being paid with this statement [___]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)


                      (CONTINUED ON FOLLOWING PAGE(S))

CUSIP NO. 693258-10-5
---------------------

-------------------------------------------------------------------------------
1)   Name of reporting persons
     S.S. or I.R.S. identification number of above persons

     Rosetta Stone Corporation
     75-2511965

-------------------------------------------------------------------------------
2)   Check the appropriate box if a member of a group*              (a)[___]
                                                                    (b)[ X ]
                                                                        ---

-------------------------------------------------------------------------------
3)   SEC use only


-------------------------------------------------------------------------------
4)   Citizenship or place of organization

     Delaware

-------------------------------------------------------------------------------
                            5)      Sole voting power - 1,465,500
      Number of Shares
        Beneficially        ---------------------------------------------------
            Owned           6)      Shared voting power - 0
             by
            Each            ---------------------------------------------------
          Reporting         7)      Sole dispositive power - 1,465,500
         Person With:
                            ---------------------------------------------------
                            8)      Shared dispositive power - 0

-------------------------------------------------------------------------------
9)   Aggregate amount beneficially owned by each reporting person

     1,465,500 shares of the Issuer's $.01 par value common stock (the "Shares"). The Reporting Person has pledged substantially all of the Shares to CompuCom Systems, Inc. to secure certain debts of the Reporting Person incurred in connection with its acquisition of the Shares. Further, 294,284 of the Shares may be acquired by other parties pursuant to the terms of certain options.

-------------------------------------------------------------------------------
10)  Check box if the aggregate amount in row (9) excludes certain shares* [___]



-------------------------------------------------------------------------------
11)  Percent of class represented by amount in row (9)

     25.5% (calculated by dividing (i) the 1,465,500 Shares beneficially owned by the Reporting Person by (ii) the 5,746,820 Shares outstanding as of February 12, 1997.

-------------------------------------------------------------------------------
12)  Type of reporting person - CO

-------------------------------------------------------------------------------

CUSIP NO. 693258-10-5
---------------------

-------------------------------------------------------------------------------
1)   Name of reporting persons
     S.S. or I.R.S. identification number of above persons

     Avery More
     ###-##-####

-------------------------------------------------------------------------------
2)   Check the appropriate box if a member of a group*            (a)[___]
                                                                  (b)[ X ]
                                                                      ---

-------------------------------------------------------------------------------
3)   SEC use only


-------------------------------------------------------------------------------
4)   Citizenship or place of organization

     United States of America

-------------------------------------------------------------------------------
                            5)      Sole voting power - 0
      Number of Shares
        Beneficially        ---------------------------------------------------
            Owned           6)      Shared voting power - 1,465,500
             by
            Each            ---------------------------------------------------
          Reporting         7)      Sole dispositive power - 0
         Person With:
                            ---------------------------------------------------
                            8)      Shared dispositive power - 1,465,500

-------------------------------------------------------------------------------
9)   Aggregate amount beneficially owned by each reporting person

     1,465,500 shares of the Issuer's $.01 par value common stock (the "Shares"). The Reporting Person has pledged substantially all of the Shares to CompuCom Systems, Inc. to secure certain debts of the Reporting Person incurred in connection with its acquisition of the Shares. Further, 294,284 of the Shares may be acquired by other parties pursuant to the terms of certain options.

-------------------------------------------------------------------------------
10)  Check box if the aggregate amount in row (9) excludes certain shares* [   ]

-------------------------------------------------------------------------------
11)  Percent of class represented by amount in row (9)

     25.5% (calculated by dividing (i) the 1,465,500 Shares beneficially owned by the Reporting Person by (ii) the 5,746,820 Shares outstanding as of February 12, 1997.

-------------------------------------------------------------------------------
12)  Type of reporting person - IN

-------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                                  SCHEDULE 13G


Item 1(a).  Name of Issuer:
            --------------

            PC Service Source, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:
            -----------------------------------------------

            2350 Valley View Lane
            Dallas, TX 75234

Item 2(a).  Name of Person Filing:
            ---------------------

            Rosetta Stone Corporation
            Avery More

Item 2(b).  Address of Principal Business Office or, if none, Residence:
            -----------------------------------------------------------

            10000 N. Central Expressway, Suite 1460
            Dallas, TX  75231

Item 2(c).  Citizenship:
            -----------

            Delaware
            United States of America

Item 2(d).  Title of Class of Securities:
            ----------------------------

            Common Stock, $0.01 par value

Item 2(e).  CUSIP Number.
            ------------

            693258-10-5

Item 3.     If this Statement is filed pursuant to Rules 13d-1(b), or 13d-2(b),
            --------------------------------------------------------------------
            check whether the person filing is a:
            ------------------------------------

            Not Applicable

Item 4.     Ownership.
            ---------

            (a) Item 9 from each of page 2 and 3 of this Schedule is
                incorporated by reference.
            (b) Item 11 from each of page 2 and 3 of this Schedule is
                incorporated by reference.
            (c) Items 5-8 from each of page 2 and 3 of this Schedule are incorporated by reference.

Item 5.     Ownership of Five Percent or Less of a Class.
            --------------------------------------------

            Not Applicable

Item 6. Ownership of More than Five Percent on Behalf of Another Person.
        ---------------------------------------------------------------

                 Not Applicable

Item 7.  Identification and Classification of the Subsidiary Which Acquired
         -----------------------------------------------------------------------
         the Security Being Reported on by the Parent Holding Company.
         ------------------------------------------------------------

                 Not Applicable

Item 8.  Identification and Classification of Members of the Group.
         ---------------------------------------------------------

                 Not Applicable

Item 9.  Notice of Dissolution of Group.
         ------------------------------

                 Not Applicable

Item 10. Certification.
         -------------

                 Not Applicable


                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

                                         ROSETTA STONE CORPORATION


Dated:   February 12, 1997               By: /s/ Avery More
                                            -----------------------------------
                                                  Avery More, President


Dated:   February 12, 1997               /s/ Avery More
                                         --------------------------------------
                                                  Avery More





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